UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

GOLDEN TELECOM, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

38122G107

(CUSIP Number)

Bjørn Hogstad

Telenor ASA

Snaroyveien 30

N-1331 Fornebu

Norway

47-97-77-8806

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2008

(Date of Event which Requires Filing of this Statement)

Copy to:

Peter O’Driscoll

Orrick, Herrington & Sutcliffe LLP

Tower 42, Level 35

25 Old Broad Street

London EC2N 1HQ

England

44-20-7562-5000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 38122G107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Nye Telenor East Invest AS
2	Check the Appropriate Box if a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power -0-
8 Shared Voting Power -0-
9 Sole Dispositive Power -0-
10 Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented By Amount in Row (11) 0% of the outstanding Common Stock
14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP NO. 38122G107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Telenor Networks Holding AS
2	Check the Appropriate Box if a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power -0-
8 Shared Voting Power -0-
9 Sole Dispositive Power -0-
10 Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented By Amount in Row (11) 0% of the outstanding Common Stock
14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP NO. 38122G107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Telenor ASA
2	Check the Appropriate Box if a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power -0-
8 Shared Voting Power -0-
9 Sole Dispositive Power -0-
10 Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented By Amount in Row (11) 0% of the outstanding Common Stock
14	Type of Reporting Person (See Instructions) CO

AMENDMENT NO. 6 TO SCHEDULE 13D

The statement on Schedule 13D relating to the shares of common stock, $0.01 par value per share (the “Common Stock”), of Golden Telecom, Inc. (“Golden Telecom”), as previously jointly filed by Nye Telenor East Invest AS, Telenor Networks Holding AS (as successor to Telenor Business Solutions Holding AS) and Telenor ASA (as amended by Amendment Nos. 1 through 5 thereto, the “Statement”), is hereby amended and supplemented with respect to the items set forth below. Except as provided herein, this Amendment does not modify any of the information previously reported in the Statement.

This Amendment to the Statement is being jointly filed by Nye Telenor East Invest AS (“Nye Telenor”), Telenor Networks Holding AS (“Telenor Networks”) and Telenor ASA (“Telenor ASA” and, together with Nye Telenor and Telenor Networks, collectively, the “Reporting Persons”).

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby supplemented with the following information:

This Amendment is being filed by the Reporting Persons to report their filing of an amended Schedule 13E-3 Transaction Statement (together with the Schedule 13E-3 filed on January 18, 2008 and Amendment No. 1 to Schedule 13E-3 filed on February 5, 2008, the “Schedule 13E-3”) with the Securities and Exchange Commission (the “Commission”) with respect to the tender offer by Lillian Acquisition, Inc. (“Merger Sub”), a wholly-owned subsidiary of VimpelCom Finance B.V. (“Parent”), which is a wholly-owned subsidiary of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”), in respect of any and all outstanding shares of Common Stock of Golden Telecom at a price per share of $105.00 in cash (the “Tender Offer”). The Tender Offer was made in connection with the Agreement and Plan of Merger, dated as of December 21, 2007, among Parent, Merger Sub and Golden Telecom (the “Merger Agreement”), pursuant to which and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Golden Telecom (the “Merger”).

Telenor tendered all its shares of the Company’s Common Stock into the Tender Offer, and such shares were accepted by Merger Sub upon expiration of the Tender Offer on February 15, 2008, as announced in a press release dated February 18, 2008. As a result, Telenor no longer owns any of the Company’s Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby supplemented with the following information:

Telenor tendered all its shares of the Company’s Common Stock into the Tender Offer, and such shares were accepted by Merger Sub upon expiration of the Tender Offer on February 15, 2008, as announced in a press release dated February 18, 2008. As a result, Telenor no longer owns any of the Company’s Common Stock.

No Reporting Person (and no other person for whom information is required to be reported pursuant to General Instruction C to Schedule 13D) has entered into any transactions in the Company’s Common Stock during the past sixty days except in connection with the Tender Offer and the Merger.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby supplemented with the following information in appropriate numerical order at the end of that section:

13.	Press release, issued by VimpelCom announcing the acceptance of shares of the Company’s Common Stock tendered in the Tender Offer, dated February 18, 2008 (incorporated by reference to Exhibit (a)(5)(D) of Amendment No. 4 to the Tender Offer Statement on Schedule TO/13E-3 filed by Merger Sub, Parent and VimpelCom on February 19, 2008).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2008	NYE TELENOR EAST INVEST AS

	By:	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact

TELENOR NETWORKS HOLDING AS

	By:	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact
TELENOR ASA

	By:	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact